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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68810

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Strategic Financial Alliance, Inc.**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500

(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRee L Holloway   678-954-4036

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC

(Name – *if individual, state last, first, middle name*)

5410 Trinity Rd, Suite 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, LaRee L. Holloway _____, ~~swear (or~~ affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Strategic Financial Alliance, Inc. _____, as

of December 31 _____, 20 19 _____, are true and correct. I further ~~swear (or~~ affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


LaRee L. Holloway
Signature

Vice President & Chief Financial Officer
_____
Title




_____
Notary Public

Pamela Harps
NOTARY PUBLIC
Fulton County, GEORGIA
My Commission Expires 01/06/2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

**Financial Statements
and Supplemental Information**

December 31, 2019

The Strategic Financial Alliance, Inc.

Contents
December 31, 2019

Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2019, and the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

Raleigh, North Carolina
February 28, 2020

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	3,302,588
Deposits with clearing organization		100,000
Commissions receivable		1,253,564
Other receivables		224,141
Due from affiliate		6,447
Prepaid expenses		413,021
Right of use asset		2,099,956
Property and equipment, at cost less accumulated depreciation of $637,097		91,566
Total assets	$	7,491,283

Liabilities and Stockholder's Equity

Liabilities:

Short-term note payable	$	315,876
Commissions payable		2,061,484
Due to parent		122,051
Due to affiliates		19,303
Lease liability		2,202,297
Accounts payable and accrued expenses		273,825
Total liabilities		4,994,836

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		1,933,423
Total stockholder's equity		2,496,447
Total liabilities and stockholder's equity	$	7,491,283

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Income
For the Year Ended December 31, 2019

Revenue:		
Commissions	$	19,125,057
Asset management fees		14,282,254
Other income		4,211,294
Interest income		37,488
		37,656,093
Expenses:		
Commissions		17,346,330
Asset management fees		13,261,682
General and administrative		7,322,316
		37,930,328
Loss before income taxes		(274,235)
Income tax benefit		(65,200)
Net loss	$	(209,035)

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2019

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2019	15,650	$ 157	$ 562,867	$ 2,142,458	$ 2,705,482
Net loss	-	-	-	(209,035)	(209,035)
Balance at December 31, 2019	15,650	$ 157	$ 562,867	$ 1,933,423	$ 2,496,447

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(209,035)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		104,789
Loss on Sale of Fixed Assets		151,748
Amortization of forgivable notes receivable		137,225
Amortization of right of use asset		102,341
Changes in assets and liabilities:		
Commissions receivables		(114,830)
Other receivables		24,916
Due to (from) affiliates		8,007
Prepaid expenses		36,403
Commissions payable		391,717
Accounts payable and accrued expenses		(345,949)
Net cash provided by operating activities		287,332
Cash flows from investing activities:		
purchases of property and equipment		(32,287)
Net cash used in investing activities		(32,287)
Cash flows from financing activities:		
Change in due to Parent		72,742
Borrowings under short-term notes payable		393,129
Repayments of short-term notes payable		(385,432)
Net cash provided by financing activities		80,439
Net increase in cash		335,484
Cash at beginning of period		2,967,104
Cash at end of period	$	3,302,588
Supplemental Information		
Schedule of non-cash transactions		
Right-of-use asset obtained in exchange for lease obligation:		
Operating lease	$	2,298,386

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2019

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues, management fees, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

Other income includes amounts charged to registered representatives for professional liability and other insurance, registration, and other service fees, as well as product sponsor fees. These amounts are recognized over the period earned. Amounts collected, not yet earned are recorded as deferred revenue.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Repayable and Forgivable Notes Receivable from Registered Representatives

The company also makes selective loans to independent representatives. Each year, a portion of these loans may be forgiven (generally over a period of three to four years) as and when the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $179,958 net of accumulated amortization, are included in other receivables on the Statement of Financial Condition. Amortization associated with these loans was $137,225 in 2019. As of December 31, 2019, no amounts are deemed to be uncollectible.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Recently Issued Standards

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". The guidance in the update supersedes the requirements in ASC Top 840, Leases. The guidance is intended to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the statement of financial condition. For public companies, this update was effective for fiscal years beginning after December 15, 2018. The Company adopted this guidance effective January 1, 2019. Upon adoption, the Company elected a practical expedient which allows existing leases to retain their classification as operating leases. Implementation of the guidance resulted in the recording of a right-of-use asset and lease liability on the statement of financial condition; however, it does not have a material impact on the Company's other financial statements. See additional disclosures in Note 6.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, rent expense under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2019 (the Sublease), for estimated income taxes incurred by the Company and various other expenses. The Parent pays to the Company any insurance expenses paid by the Company and incurred by the Parent. Total amounts owed by the Company to the Parent at December 31, 2019 were $122,051, expenses incurred on behalf of the Company by Parent totaled $4,467,003 and expenses reimbursed by the Parent totaled $284,000 during 2019.

The Sublease, as amended, had an initial term through December 31, 2019 and automatically renews at the end of each term for an additional year unless notice of termination is given by the Company. Rent expense on the Sublease (included in the $4,467,003 above) was $214,295 for 2019. This number differs from rent expense in Note 6 due to straight line amortization in accordance with GAAP.

The Parent had a bonus pool agreement in place at December 31, 2019. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2019, the Company's portion of the bonus pool allocated to it by the Parent was $0.

The Parent had a stock option plan under which employees of the Parent, consultants of the Company, and registered representatives of the Company may receive options to purchase shares of the Parent's stock. During 2019, options to purchase 86,400 shares of stock were issued to employees of the Parent, consultants of the Company and registered representatives of the Company. The Company has determined that compensation expense related to these stock options is immaterial.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2019 of $24,059. As of December 31, 2019, the amount from to SFA Insurance Services, Inc. was $6,446.

SFA reimburses SFA Partners, Inc. ("SFAP"), a related party by common ownership for certain operating expenses incurred by SFAP on behalf of SFA. As of December 31, 2019, the amount due to SFAP was $19,302.

A family member of a senior vice president of the Company provides compliance services to the Company. During 2019, services provided to the Company totaled $5,950, and as of December 31, 2019 there was $0.00 due to the provider.

As of December 31, 2019, $1,378 was due to employees for reimbursements of business-related expenses.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2019 follows:

Office and computer equipment	$ 380,644
Furniture and fixtures	14,496
Computer software	325,985
Leasehold improvements	7,538
	728,664
Less accumulated depreciation	637,097
	$ 91,566

Depreciation expense associated with property and equipment was $104,789 in 2019.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2019 is summarized as follows:

October 2019, original principal balance $393,129 term note; interest at 3.675%; 10 monthly installments of principal and interest of $40,033; matures August 2020; unsecured $315,876

Note 5: Income Taxes

Benefit for federal and state income taxes consists of the following:

Current	
Federal	$50,000
State	15,200
Total	$65,200

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income taxes. The primary difference result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2019, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2016. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December

31, 2019. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

Effective January 1, 2019, the Company adopted ASU 2016-02, "Leases (Topic 842)". As of December 31, 2019, the Company had one Sublease with the Parent for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2019, with automatic annual renewals unless terminated. The Parent master lease had a maturity date of April 30, 2028. The Company has recorded a right-to-use asset and the corresponding lease liability based on the maturity of the Parent master lease.

The discount rate used in determining the lease liability for the Sublease was the Parent's long-term borrowing rate at January 1, 2019, 5.25%.

Total operating lease costs were $341,176 for the year ended December 31, 2019. The right-of-use asset, as presented on the statement of financial condition, and the lease liability, were $2,099,956 and $2,202,297 as of December 31, 2019, respectively.   The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the Parent master lease.

Maturities of the lease liability as of December 31, 2019 were as follows:

2020	$ 292,305
2021	309,075
2022	316,801
2023	324,722
2024	332,840
2025	341,161
2026	349,690
2027	358,432
2028	121,452
Total undiscounted lease payments	2,746,478
Discount effect of cash flows	544,181
Total lease liability	$2,202,297

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense for 2019 was $317,296 including $0.00 of building operating expenses.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,734,817, which was $1,541,825 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 167 % as of December 31, 2019.

Note 8: Supplemental Cash Flow Information

The Company paid $5,825 in interest and had $65,200 in tax benefit from the Parent for income taxes in 2019.

* * * * *

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Total stockholder's equity	$	2,496,447
Deduct amounts not allowable for net capital:		
Commissions and other receivables		250,597
Prepaid expenses		419,465
Property and equipment		91,566
Total stockholder's equity qualified for net capital		1,734,819
Deduction:		
Other		-
Total deductions		-
Net capital	$	1,734,819
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	192,992
Excess net capital	$	1,541,827
Aggregate indebtedness	$	2,894,878
Ratio of aggregate indebtedness to net capital		167%

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2019 and the calculation of net capital per the audited financial statements as of December 31, 2019 of The Strategic Financial Alliance, Inc.



Report of Independent Registered Public Accounting Firm – Exemption Report

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) The Strategic Financial Alliance, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
February 28, 2020

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):

    (i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Strategic Financial Alliance, Inc."; and

    (ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, LaRee L Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



LaRee L Holloway
Vice President & Chief Financial Officer
February 28, 2020



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Strategic Financial Alliance, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the SIPC for the year ended December 31, 2019, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 ("FOCUS Report") for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Elliott Davis, PLLC

Raleigh, North Carolina
February 28, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended __2019__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE
2200 CENTURY PARKWAY NE STE 500
ATLANTA, GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee Holloway (678) 954-4000

2. A. General Assessment (item 2e from page 2) $ 27,229

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (13,052)
      __7-30-2019__
      Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   14,177

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 14,177

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $ 14,177
      Total (**must be same as F above**)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE STRATEGIC FINANCIAL ALLIANCE
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __28__ day of __February__, 20__20__.

VICE PRESIDENT & CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 37,656,093

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   10,296,429

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   94,688

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   20,396

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   9,086,012

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,825

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   19,503,350

2d. SIPC Net Operating Revenues $18,152,743

2e. General Assessment @ .0015 $27,229

(to page 1, line 2.A.)

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